Exhibit 99.2

Consent to be Named Director

FDO Holdings, Inc., a Delaware corporation, has filed a Registration Statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the initial public offering of FDO Holdings, Inc. In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to be named as a director of FDO Holdings, Inc. as of immediately prior to the closing of the offering and to the inclusion of my biographical information in the Registration Statement. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

IN WITNESS WHEREOF, the undersigned has executed this Consent as of the 7th day of April, 2017.

/s/ Richard Sullivan
Richard Sullivan